Filed Pursuant to Rule 424(b)(3)
Registration No: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 19 DATED SEPTEMBER 30, 2009

TO THE PROSPECTUS DATED MARCH 17, 2008

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated March 17, 2008, Supplement No. 16 dated July 17, 2009, Supplement No. 17 dated August 25, 2009, and Supplement No. 18 dated September 11, 2009. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	the closing of a merger with Self Storage REIT, Inc.;

•	the closing of a merger with Self Storage REIT II, Inc; and

•	a revision to the Distribution Reinvestment Plan included as Appendix C to the prospectus.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. Through September 25, 2009, we have received aggregate gross offering proceeds of approximately $74.8 million from the sale of approximately 7.5 million shares in our initial public offering. As of September 25, 2009, approximately 102.5 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond March 17, 2011. We also reserve the right to terminate the initial public offering at any time.

Closing of Merger with Self Storage REIT, Inc.

On September 24, 2009, we closed on a merger (“REIT I Merger Transaction”) with Self Storage REIT, Inc. (“REIT I”), a private real estate investment trust sponsored by our sponsor, pursuant to an Agreement and Plan of Merger (“REIT I Merger Agreement”), as amended, with REIT I and SS REIT I Acquisition, Inc. (“REIT I Merger Sub”). Section 7.01(c) of the REIT I Merger Agreement contained a closing condition requiring REIT I to obtain any and all consents required by loan documents relating to properties owned by REIT I. Without acknowledging whether consent was required, REIT I attempted to notify or obtain consent from the various loan servicers for each REIT I property. In light of the structure of the REIT I Merger Transaction whereby REIT I survived the merger and each special purpose entity borrower remained unchanged and the length of time it was taking the loan servicers to take definitive action, our board of directors and the board of directors of REIT I decided to waive this last remaining closing condition and proceed to close the REIT I Merger Transaction.

The REIT I Merger Agreement provided for the merger of REIT I Merger Sub, our wholly-owned subsidiary, with and into REIT I, which resulted in REIT I becoming our wholly-owned subsidiary. We exchanged 1.05 shares of our common stock for each 1.0 share of REIT I common stock (equivalent to $10.50 per share of REIT I common stock) as consideration for the REIT I Merger Transaction. On the closing date, REIT I stockholders became our stockholders with each of their shares of REIT I common stock being converted to unregistered shares of our common stock at the ratio set forth above. In this regard, we issued approximately 3.46 million shares of common stock to the stockholders of REIT I.

REIT I wholly owned six self storage facilities in Florida, South Carolina, Tennessee and Texas, comprising approximately 5,270 units and 759,600 rentable square feet, including drive-up, climate-controlled, RV, store-front and office units. REIT I also owned preferred equity and/or minority interests in three self storage facilities located in California and Maryland, comprising approximately 2,900 units and 401,000 rentable square feet, and an interest in a net leased industrial property in California with 356,000 rentable square feet leased to a single tenant.

Closing of Merger with Self Storage REIT II, Inc.

On September 24, 2009, we closed on a merger (“REIT II Merger Transaction”) with Self Storage REIT II, Inc. (“REIT II”), a private real estate investment trust sponsored by our sponsor, pursuant to an Agreement and Plan of Merger (“REIT II Merger Agreement”), as amended, with REIT II and SS REIT II Acquisition, Inc. (“REIT II Merger Sub”). Section 7.01(c) of the REIT II Merger Agreement contained a closing condition requiring REIT II to obtain any and all consents required by loan documents relating to properties owned by REIT II. Without acknowledging whether consent was required, REIT II attempted to notify or obtain consent from the various loan servicers for each REIT II property. In light of the structure of the REIT II Merger Transaction whereby REIT II survived the merger and each special purpose entity borrower remained unchanged and the length of time it was taking the loan servicers to take definitive action, our board of directors and the board of directors of REIT II decided to waive this last remaining closing condition and proceed to close the REIT II Merger Transaction.

The REIT II Merger Agreement provided for the merger of REIT II Merger Sub, our wholly-owned subsidiary, with and into REIT II, which resulted in REIT II becoming our wholly-owned subsidiary. We exchanged 1.0 shares of our common stock for each 1.0 share of REIT II common stock (equivalent to $10.00 per share of REIT II common stock) as consideration for the REIT II Merger Transaction. On the closing date, REIT II stockholders became our stockholders with each of their shares of REIT II common stock being converted to unregistered shares of our common stock at the ratio set forth above. In this regard, we issued approximately 2.73 million shares of common stock to the stockholders of REIT II.

REIT II wholly owned four self storage facilities in Alabama, Nevada, and Texas and owned a majority interest in another self storage facility in California, comprising approximately 3,125 units and 477,900 rentable square feet, including drive-up, climate-controlled, RV, store-front, wine storage and parking units. REIT II also owned minority interests in three entities with properties located in Alabama, Georgia, North Carolina and Texas, comprising approximately 9,950 units and 1.3 million rentable square feet.

Distribution Reinvestment Plan

On September 24, 2009, our board of directors amended our Distribution Reinvestment Plan, included as Appendix C to the prospectus, to allow stockholders an alternative eligibility option. A copy of the amended Distribution Reinvestment Plan is attached as Appendix A to this supplement.

APPENDIX A

STRATEGIC STORAGE TRUST, INC.

DISTRIBUTION REINVESTMENT PLAN

Amended As of September 24, 2009

Strategic Storage Trust, Inc., a Maryland corporation (the “Company”), has adopted a distribution reinvestment plan (the “DRP”), the terms and conditions of which are set forth below.

1. Distribution Reinvestment. As agent for the stockholders of the Company (“Stockholders”) who (A) purchase shares of the Company’s common stock (the “Shares”) pursuant to the Company’s initial public offering (“Initial Public Offering”), or (B) purchase Shares pursuant to any future offering of the Company (a “Future Offering”) and who elect to participate in the DRP (the “Participants”), the Company will apply all distributions declared and paid in respect of the Shares held by each participating Stockholder (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the DRP, to the purchase of the Shares for such participating Stockholders directly, if permitted under state securities laws and, if not, through the Dealer Manager or participating dealers registered in the participating Stockholder’s state of residence (“Participating Dealers”).

2. Effective Date. The DRP will become effective on the effective date of the Company’s initial public offering. Any amendment to the DRP shall be effective as provided in Section 12.

3. Eligibility and Procedure for Participation. Any Stockholder who purchases Shares pursuant to the Initial Public Offering or any Future Offering, and who has received either (1) a prospectus, as contained in the Company’s registration statement filed with the Securities and Exchange Commission (the “SEC”), or (2) a confidential private placement memorandum with similar disclosure, may elect to become a Participant by completing and executing the Subscription Agreement, an enrollment form or any other appropriate authorization form as may be available from the Company, the dealer manager or Participating Dealer. The Company may elect to deny a Stockholder participation in the DRP if the Stockholder resides in a jurisdiction or foreign country where, in the Company’s judgment, the burden or expense of compliance with applicable securities laws makes the Stockholder’s participation impracticable or inadvisable. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s accepted subscription, enrollment or authorization.

Once enrolled, a Participant may continue to purchase stock under the DRP until all of the shares of stock registered have been sold, the Company has terminated a current offering, or the Company has terminated the DRP. A Participant can choose to have all or a portion of distributions reinvested through the DRP. A Participant may also change the percentage of distributions that will be reinvested at any time by completing a new enrollment form or other form provided for that purpose. Any election to increase a Participant’s level of participation must be made through a Participating Dealer or, if purchased other than through a Participating Dealer, through the Company’s dealer manager. Shares will be purchased under the DRP on the date that Distributions are paid by the Company.

Each Participant agrees that if, at any time prior to the listing of the Shares on a national stock exchange or inclusion of the Shares for quotation on a national market system, he or she fails to meet the suitability requirements for making an investment in the Company or cannot make the other representations or warranties set forth in the Subscription Agreement, he or she will promptly so notify the Company in writing.

4. Purchase of Shares. Participants may acquire DRP Shares from the Company at a price equal to the higher of $9.50 per share or 95% of the fair market value of a share of the Company’s common stock as estimated by the Company’s board of directors or a firm chosen by the Company’s board of directors, until the earliest of (i) the date that all of the DRP Shares registered have been issued or (ii) all offerings terminate and the Company elects to deregister with the SEC the unsold DRP Shares. The DRP Share price was determined by the Company’s board of directors in its business judgment. The Company’s board of directors may set or change the DRP Share price for the purchase of DRP Shares at any time in its sole and absolute discretion based upon such factors as it deems appropriate. Participants in the DRP may also purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares; however, a Participant will not be able to acquire DRP Shares to the extent that any such purchase would cause such Participant to exceed the ownership limit as set forth in the Company’s charter or otherwise would cause a violation of the share ownership restrictions set forth in the Company’s charter.

Shares to be distributed by the Company in connection with the DRP may (but are not required to) be supplied from: (a) the DRP Shares registered with the SEC in connection with the Company’s Initial Public Offering, (b) Shares to be registered with the SEC in a Future Offering for use in the DRP (a “Future Registration”), or (c) Shares of the Company’s common stock purchased by the Company for the DRP in a secondary market (if available) or on a national stock exchange or national market system (if listed) (collectively, the “Secondary Market”).

Shares purchased in any Secondary Market will be purchased at the then-prevailing market price, which price will be used for purposes of issuing Shares in the DRP. Shares acquired by the Company in any Secondary Market or registered in a Future Registration for use in the DRP may be at prices lower or higher than the Share price which will be paid for the DRP Shares pursuant to the Initial Public Offering.

If the Company acquires Shares in any Secondary Market for use in the DRP, the Company shall use its reasonable efforts to acquire Shares at the lowest price then reasonably available. However, the Company does not in any respect guarantee or warrant that the Shares so acquired and purchased by the Participant in the DRP will be at the lowest possible price. Further, irrespective of the Company’s ability to acquire Shares in any Secondary Market or to make a Future Offering for Shares to be used in the DRP, the Company is in no way obligated to do either, in its sole discretion.

5. No Commissions or Other Charges. No dealer manager fee and no commissions will be paid with respect to the DRP Shares.

6. Exclusion of Certain Distributions. The board of directors of the Company reserves the right to designate that certain cash or other distributions attributable to net sale proceeds will be excluded from Distributions that may be reinvested in shares under the DRP.

7. Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes which may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this Plan.

8. Stock Certificates. The ownership of the Shares purchased through the DRP will be in book-entry form unless and until the Company issues certificates for its outstanding common stock.

9. Voting. A Participant may vote all shares acquired through the DRP.

10. Reports. Within 90 days after the end of the Company’s fiscal year, the Company shall provide each Stockholder with an individualized report on his or her investment, including the purchase date(s), purchase price and number of Shares owned, as well as the dates of Distribution payments and amounts of Distributions paid during the prior fiscal year.

11. Termination by Participant. A Participant may terminate participation in the DRP at any time, without penalty by delivering to the Company a written notice. Prior to listing of the Shares on a national stock exchange or quotation on a national market system, any transfer of Shares by a Participant to a non-Participant will terminate participation in the DRP with respect to the transferred Shares. Upon termination of DRP participation for any reason, Distributions paid subsequent to termination will be distributed to the Stockholder in cash.

12. Amendment or Termination of DRP by the Company. The board of directors of the Company may by majority vote (including a majority of the Independent Directors) amend, modify, suspend or terminate the DRP for any reason upon 10 days’ written notice to the Participants; provided, however, no such amendment shall add compensation to the DRP or remove the opportunity for a Participant to terminate participation in the plan, as specified above.

13. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death, or (b) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. Any limitation of the Company’s liability under this Section 13 may be further limited by Section II.G. of the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association, as applicable. To the extent that indemnification may apply to liabilities arising under the Securities Act of 1933, as amended, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.